Exhibit 99.1

Engine Gaming & Media, Inc. Expands Depth of its Board of Directors with the Appointment of Industry Veteran, Gregory R. Raifman

NEW YORK, July 20, 2022 — Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced the appointment of Gregory R. Raifman to its board of directors. Mr. Riafman will serve as an independent director and is expected to serve on the Company’s Audit, Compensation, and Nominating and Governance Committees.

Mr. Raifman is a nearly four-decade, Internet industry veteran with a focus on Technology and Internet, Web Services and marketplaces, and data analysis and software platforms. Most recently, Mr. Raifman was President of Nexstar Digital, LLC, a wholly owned subsidiary of Nexstar Media Group, Inc. [NASDAQ: NXST], the largest broadcast company in the United States. Previously, Mr. Raifman was President and a member of the board of directors of Rubicon Project, Inc., [NYSE: “RUBI’], an advertising technology company now known as Magnite, Inc. [NYSE: “MGNI”]. While at Rubicon Project, Mr. Raifman served on several boards of directors, including the Mobile Marketing Association, IAB’s Trustworthy Accountability Group [TAG] and Advertising Women of New York. Before Rubicon, Mr. Raifman acted as the Executive Chairman of LiveRail, Inc., a video ad exchange and real-time bidding company based in San Francisco and helped management develop the strategy to pivot LiveRail from a video serving company to a video exchange that was ultimately acquired by Facebook for $500 million. Additionally, Mr. Raifman founded Dragon Media Online, Inc., a performance-based online media company that owns “Careers.org”, one of the leading career advancement sites. Prior to founding Dragon Media Online, Mr. Raifman founded and served as the Chairman, CEO & President of Mediaplex, Inc. (NASDAQ: “MPLX”). Under his watch, Mediaplex developed from inception to a publicly traded global advertising technology company valued at over $4 billion in less than four years. Mediaplex eventually merged with ValueClick. Prior to Mediaplex, Mr. Raifman founded PointBreak Ventures, LLC, a venture capital firm that founded or invested in several internet pioneers, including GlobalCast, TimeShift, Internet Extra Corporation, MindSource, Sandpiper Networks, Good Technology, and The Internet Mall/SHOPNOW.

Tom Rogers, Executive Chairman of the Company, “I am pleased to welcome Greg to Engine’s doard of Directors. Greg is truly a proven industry leader in digital advertising and marketing with a demonstrated track record of steering publicly traded growth companies during critical periods of evolution. As we focus on our B2B businesses, Greg’s direct industry experience will prove invaluable to help us grow our digital advertising, data-analytics, and social influencer marketing businesses.”

Gregory Raifman added, “I am honored to join the Engine board at such an exciting time for the Company. I look forward to working alongside Tom and Lou and contributing to Engine’s future successes and growth as the Company executes against its strategy, while defining the Company as one that through its data and analytics helps guide companies active in marketing to gaming audiences, as well as a broader array of brand sponsors, performance marketers and media sellers.”

Mr. Raifman received his A.B. from the University of Michigan and a J.D. from The Georgetown University Law Center where he was Executive Editor of the International Law Review and published an article entitled “The Effect of the US-Swiss Agreement on Swiss Banking Secrecy and Insider Trading” 15 L. & Pol. of Intl. Bus. 565.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine generates revenue through a combination of direct-to-consumer fees, streaming technology and data SaaS-based offerings, and programmatic advertising. For more information, please visit www.enginegaming.com.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

SOURCE: Engine Gaming & Media Inc.